EXHIBIT 99.1

For Immediate Release 22-10-TR	Date:	January 27, 2022

Teck Provides Sales, Production and Guidance Update

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided select unaudited fourth quarter and 2021 sales and production results in light of the impacts of recent logistics disruptions in British Columbia, Canada, as well as an update on the ongoing impact of COVID-19 across the business, and commentary regarding the outlook for 2022.

Strong steelmaking coal pricing and increased sales should result in strong cash flow in H1 2022

Demand for our steelmaking coal remains strong and the FOB price has risen from US$356 per tonne at the end of December to US$445 per tonne. At the same time, record high clean coal inventories at our mines are expected to result in sales exceeding production by 1.2 - 1.5 million tonnes in 2022. The strong pricing environment and increased sales volumes should result in strong cash flow in the first half of 2022.

Weather conditions have affected logistics

Since our last guidance update on December 5, 2021, weather conditions have continued to negatively affect infrastructure recovery efforts in B.C. Interruptions and substantial reductions to rail service and port activities persisted from mid-November into the first two weeks of January as extreme cold-weather conditions followed heavy rains and mudslides, which affected critical transportation corridors. The provincial state of emergency declared on November 17, 2021 was lifted on January 18, 2022.

Steelmaking Coal

As a result, our realized fourth quarter steelmaking coal sales were 5.1 million tonnes, slightly below the low end of our previously revised guidance of 5.2 – 5.7 million tonnes. Our 2021 steelmaking coal production was 24.6 million tonnes, within our previously revised guidance of 24.5 – 25.0 million tonnes. Strong logistics chain performance leading up to the heavy rain events, including at our expanded Neptune port facility, resulted in historically low clean steelmaking coal inventories at our operations, mitigating impacts on production volumes. However, due to ongoing weather-related logistical challenges which have continued through January, clean steelmaking coal inventories at our mine sites are currently near record-high levels. Further transportation disruptions have the potential to require production cutbacks to manage inventory levels. CN and CP reported meaningful progress on recovery in mid-January, with demonstrable improvements to train fluidity last week. We expect to substantially recover delayed fourth quarter sales in the first half of 2022.

Despite the fourth quarter impacts of rail and port disruptions on sales, 2021 unaudited adjusted site cash cost of sales1 and transportation costs are $65 and $44 per tonne, within our previous guidance ranges of $64 – $66 and $44 – $46 per tonne, respectively. Logistics challenges and inflationary pressures drove higher fourth quarter adjusted site cash cost of sales1 and transportation costs of $72 and $49 per tonne, respectively, above the upper range of our annual guidance.

Increased costs in the fourth quarter were more than offset by continued strong prices. Realized steelmaking coal prices1 in the fourth quarter averaged US$351 per tonne. The increase in steelmaking coal prices from the third quarter further resulted in positive pricing adjustments of approximately $70 million.

(1) This is a Non-GAAP Ratio. See Non-GAAP Ratio section of this news release.

Copper

The logistics chain disruptions had minimal impact to production at Highland Valley Copper, though the disruptions did result in sales of copper in concentrate from the operation being 5,600 tonnes lower than production in Q4 2021. The shortfall in sales versus production volumes at Highland Valley Copper was partially offset by strong sales at our other operations, and total copper in concentrate sales were only 1,500 tonnes lower than production in the fourth quarter.

Overall, inflationary pressures and workers’ participation related to strong copper prices resulted in fourth quarter net cash unit costs1 of US$1.52/lb for the copper business unit.

(1) This is a Non-GAAP Ratio. See Non-GAAP Ratio section of this news release.

COVID-19

The recent surge in COVID-19 cases has the potential to have a negative impact on our operations. An increase in cases in southeastern British Columbia has resulted in rising absenteeism at our steelmaking coal operations in the Elk Valley. While the absenteeism has so far not had a major impact on production, the situation poses a risk to Q1 2022 production. However, in recent days we have seen some improvement, with the number of employees returning from COVID-19 isolation exceeding the number of new cases.

At our QB2 project in Chile we achieved our best quarter to date in Q4 with some of our strongest rates of progress in December. However, during January a significant rise in COVID-19 cases in Chile has resulted in an increase in absenteeism.

Outlook

Like others in the industry, and as previously disclosed, we are seeing inflationary cost pressures, notably in diesel prices, supplies and labour costs. Increases experienced in fourth quarter operating results across our business are expected to continue into 2022.

Sustaining capital spending is expected to increase in 2022 over 2021 levels due to one-time projects, including the relocation of the maintenance and office facilities at the Elkview mine to allow access to the next phase of mining, a major smelter turnaround at Trail to replace the Kivcet furnace hearth at the end of its 20-year useful life, and our haulage truck rebuild program, inflationary pressures, and the inclusion of sustaining capital for QB2 for the first time. In total we expect these factors to increase 2022 sustaining capital by approximately $500 million over 2021 levels.

Construction on QB2 continues to progress as we position for start-up in the second half of the year. COVID-19 related capital costs have experienced ongoing cost pressures as a result of continued absenteeism and labour inefficiencies related to COVID-19 and contractual concessions have been required to manage these impacts on contractors. Given our experience with the sudden onset of Omicron, we have modified our prior assumptions and now assume that the impacts of COVID-19 will not

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end prior to the completion of construction. We are continuing to manage these costs and, to counter the adverse effects associated with construction in this environment, have put in place a variety of mitigation measures and incentives, many of which are aimed at attracting talent, employee retention and minimizing absenteeism. Based on our current assumptions, including with respect to exchange rates, we are updating our COVID-19 capital cost guidance to US$900-$1,100 million from our previous estimate of US$600 million. As noted previously, certain non-COVID-19 cost pressures related to weather and subsurface conditions, are currently estimated to require additional contingency of up to 5% of our capital estimate of US$5.26 billion, unchanged from our Q3 2021 guidance. We expect to spend approximately C$2.2 - C$2.5 billion of QB2 development capital on a consolidated basis in 2022, inclusive of COVID-19 capital.

Our fourth quarter and full year 2021 financial results are scheduled for release on February 24, 2022. We will issue our usual capital and operating guidance for 2022 at that time.

Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our expectation to substantially recover delayed fourth quarter steelmaking coal sales in the first half of 2022; expectations and projections regarding sustaining capital expenditures in 2022; expectations and projections regarding QB2 start-up timing and 2022 development capital expenditures; QB2 COVID-19 capital cost guidance; QB2 capital estimate and additional contingency expectations; expectation that steelmaking coal sales will exceed production in 2022; expectation that a strong steelmaking coal pricing environment and increased sales volumes should result in strong cash flow in 2022; and the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our projects and strategy.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding: general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of steelmaking coal; availability of adequate transportation for our steelmaking coal; the availability of qualified employees and contractors for our operations and QB2 project; the outcome of our coal price and volume negotiations with customers; and our ongoing relations with our employees and with our business and joint venture partners. Assumptions regarding QB2 capital include assumptions regarding USD and CLP exchange rates and construction progress in 2022. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially. Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity prices; changes in market demand for our products; changes in currency exchange rates; unanticipated operational and construction difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial

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disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); impact of COVID-19 mitigation protocols; and failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how the ability of our sites to maintain normal operations, and on the duration of impacts on our suppliers, contractors, employees, customers and markets for our products, all of which are unknown at this time.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Non-GAAP Ratios

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of non-GAAP ratios, described below, which are not measures recognized under IFRS, do not have a standardized meaning prescribed by IFRS and may not be comparable to similar financial measures disclosed by other issuers. For more information see the section titled “Non-GAAP Financial Measures” in our most recent Management Discussion & Analysis, which is incorporated by reference herein and is available on SEDAR at www.sedar.com.

1.	Adjusted site cash cost of sales per tonne is a Non-GAAP ratio comprised of adjusted site cash cost of sales/tonnes sold. There is no similar financial measure in our financial statements with which to compare. Adjusted site cash cost of sale is a Non-GAAP financial measure.
2.	Realized steelmaking coal price per tonne is a Non-GAAP ratio comprised of adjusted steelmaking coal revenue/tonnes sold. There is no similar financial measure in our financial statements with which to compare. Adjusted steelmaking coal revenue is a Non-GAAP financial measure.
3.	Net cash unit costs per pound is a Non-GAAP ratio comprised of adjusted cash cost of sales/payable pounds sold. There is no similar financial measure in our financial statements with which to compare. Adjusted cash cost of sales is a Non-GAAP financial measure.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

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